UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

12th Floor, Tower 1, Financial Street Chang’An Center,

Shijingshan District, Beijing 100043

People’s Republic of China

Telephone: +86 (10) 6206-8000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Information

On September 30, 2022, Mr. Ping Wu resigned as a member of the Board of Directors of Ambow Education Holding Ltd (the “Company”). Mr. Wu also resigned as a member of the Company’s Audit Committee and Compensation Committee, effective on that same date. Mr. Wu was also Chairman of the Compensation Committee. Mr. Wu’s resignation was to pursue other personal endeavors, and not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On September 30, 2022, Mr. Mingjun Wang was appointed to fill the vacancy on the Board of Directors of the Company until his successor is duly qualified and elected to succeed him at the Company’s next annual meeting or such earlier date of his resignation or removal. The Company has determined that Mr. Wang is “independent” under NYSE American listing standards and other governing laws and applicable regulations, including Rule 10A-3 under the Securities Exchange Act of 1934, as amended.  Mr. Wang will serve on each of the Audit Committee and Compensation Committee. Mr. Yanhui Ma, the Company’s independent director, will be the chairman of the Compensation Committee.

Mr. Mingjun Wang, age 60, has over 30 years of operating and management experience in the education and publishing industries. Since 2003, he has served as Chairman of the board directors of Beijing Century Oriental Science and Technology Inc. Since 2017, he has been an executive partner of Edtech Venture, a U. S. venture capital firm. Mr. Wang is also an entrepreneur and independent investor in the United States and China, with investment portfolios including Splashtop, Homatch, Century Oriental, OSA Technologies, 100E Inc. etc. Previously, Mr. Wang held Editor In Chief and Vice President positions of the Publishing House of Electronics Industry of China, and served as a member of the board of directors of China Electronics Association. Mr. Wang joined Pearson Education as international rights manager in 1999. Mr. Wang graduated from Stanford University, School of Business in 1998 with a Master of Science in Management degree, obtained his Master of Electronics Engineering degree from Xidian University in 1988 and a Bachelor of Science degree from Shandong University, Department of Mathematics in 1983.

Mr. Wang has no family relationships with any of the executive officers or directors of the Company.  There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Wang had, or will have, a direct or indirect material interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By:	/s/Jin Huang
Name: Dr. Jin Huang
Title: President and Chief Executive Officer

Date: October 6, 2022